                                                                  EXHIBIT 4.1(j)

  SUMMARY - LEASE AGREEMENT BETWEEN AYALOT PROPERTY INVESTMENTS (NATANYA) LTD.
   (THE "LESSOR") AND VOCALTEC COMMUNICATION LTD. ("VOCALTEC" / THE "LESSEE")

1.   THE PROPERTY

     The Lessor who is the owner of all lease rights in the property, leases to
     VocalTec 564 square meters of the second floor of a property which is part of plot n. 50 (former known as plot n. 42), bloc n. 7962 + 33 square meters of an apartmental protected space and 6 parking spaces (the "PROPERTY"), in an industrial park was built on part of the property that contains industrial structure, storage structure, parking spaces and joined areas and all are subject to the sole discretion of the Lessor.

2.   PURPOSE OF THE LEASE

     The Lessee leases the Premises for the sole purpose of activating offices and labs of a software company.

3.   TERM OF THE LEASE

     The term of the Lease is 72 months (the "TERM"), commencing on 1 April,
     2010 and terminating at 31 March, 2016.

     There is also an option to extend the term of the agreement by an additional 36 months (the "OPTION TERM"). The option will be exercised automatically, unless the Lessee will send the Lessor a written notice 6 months prior to the end of the Term, about its desire to terminate the agreement.

4.   RENT FEES

     VocalTec shall pay a monthly rent fee of NIS 35 plus VAT per square meter of the property, total of NIS 19,740 plus VAT.

     VocalTec shall also pay a monthly rent fee of NIS 27 plus VAT per square meter of the apartmental protected space, total of NIS 891 plus VAT.

     The fees will be paid once a quarter in advance and not later than the fifth day of the first month of the quarter. In case the Lessee shall be behind on its due payments, paid by checks and/or bank transitions, the mean of payment shall be replaced by an account billing instruction. The rent fees during the Option Term will be equal to the fees paid by Lessee at the last month prior to the commencement of the Option Term with an addition of 8%.

5.   MANAGEMENT/SERVICE FEES

     VocalTec pays a monthly management fee of NIS 8 plus VAT per square meter of the property, and the apartmental protected space, total of NIS 264 plus
     VAT.

6.   DELAY IN PAYMENTS

     In case of delay of more than 7 days in payment, the Lessee shall bear the highest interest as is collected by Hapoalim Bank Ltd. from its customers due to unauthorized overdrafts or in a monthly rate of 2%, accordingly to the Lessor's decision.

7.   ASSIGNMENTS

     It is agreed that the Lessee may assign or transfer its rights and obligations under this agreement, within the framework of a share purchase transaction and/or an assets purchase transaction, whether in the form of assignment, sale, re-organization, merger or any other form of transfer, without requiring the Lessor's prior written consent. It is agreed that in case such shares transfer and/or assets transfer in the Lessee will result in a change of control, the Lessee must give the Lessor a written notice
     (the "LESSEE'S NOTICE"). In case the Lessor is interested in terminating the agreement as a result of the identity of the new controlling party, the
     Lessor may give the Lessee a written notice, within 14 days as of the acceptance of the Lessee' Notice, stating that it wishes to terminate the agreement within 180 days as of the date of the Lessor's notice. The
     Lessor's notice will also state the reason for the termination. In this case, the agreement will be terminate as mentioned above, the termination shall not be considered a breach of the agreement by either party and will not result in an entitlement by any party to any sort of compensation by the other party. In case the Lessor shall not give notice within the 14 days period aforementioned, the Lessor will not be able to terminate the agreement as a result of the change of control.

8.   ADDITIONAL PAYMENTS

     VocalTec will bear any additional payments regarding lessees or holders of property, including municipal and state taxes, except for property tax and payments regarding ownership of properties, which the Lessor shall bear.

9.   GUARANTEES

     To secure the performance of VocalTec's undertakings, VocalTec shall deposit an autonomic bank guarantee in the amount of NIS 113,015. The deposit shall be made at the date of signing the agreement. The Lessor shall exercise the guarantee, only after giving the Lessee a 14-days prior written notice provided that the Lessee has not reconciled the breach fully during such period.

10.  MATERIAL BREACH

     In the event of a material breach of the agreement that has not been reconciled by Lessee within 14 days, the Lessor shall be entitled to liquidated damages in the amount of the rent for a period of 3 months +
     VAT.

11.  EVACUATION

     The Lessee must evacuate the property at the end of the term of the agreement. If the Lessee shall not evacuate the property within 7 days as of the termination of this agreement, the Lessee shall pay an amount equal to double the rental fees for every day of delay in the evacuation of the property.

12.  INDEMNIFICATION

     The Lessee will be solely responsible for the safety of the people entering and staying in the property and for any damage that might be caused to assets and/or equipments or chattels in the premise of the property as a result of its actions or omissions. The Lessee is obliged to indemnify the
     Lessor for any court ruling delayed including legal costs in relation to the ruling, provided that the Lessor has informed the Lessee of such ruling and has given Lessee the proper opportunity to defense himself.

13.  INSURANCE AND LIABILITY

     The Lessee shall bear the sole responsibility for all damages, including body injuries and damages for property due to the Lessee's actions or negligence - all in connection with the leased property and the use of it.
     The Lessor shall bear the sole responsibility for all damages caused by its and/or management company's actions or negligence - all in connection with the leased property and the use of it. The Lessee shall indemnify the
     Lessor and/or the management company for all damages, claims and liabilities arising from any damage which the Lessee is responsible to as mentioned above. As the Lessee shall choose to conduct adjustments works in the property, the Lessee undertakes to maintain the insurance as of the beginning of the work.

     The Lessee undertakes to maintain the following insurance policies during the term of the lease: (i) property insurance, (ii) third party insurance in the amount of at least US$2,000,000 per event, (iii) employers'
     liability insurance in the amount of US$1,500,000 per claim, US$2,500,000 per event and US$5,000,000 accumulating, and, (iv) consequential loss insurance (except rental fee loss) for all damage and/or loss caused to the building on the property and its content.

14.  JURISDICTION

     Any dispute regarding this agreement its interpretation, implementation etc. shall be settled in the authorized court in the district of Tel Aviv and the governing law shall be the Israeli Law.